Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

August 14, 2020

Irene Barberena-Meissner, Esq.

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Principal Solar, Inc. Offering Statement on Form 1-A Filed June 29, 2020 File No. 024-11253

Dear Ms. Barberena-Meissner,

On behalf of Principal Solar, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 24, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A

Summary, page 2

1. Please revise to clarify the nature of your agreement with Tokata Oil Recovery, Inc. For example, on page 2 you disclose that you have "licensed" oil extraction technologies, and on page 31 you refer to the agreement with Tokata as a five year "license agreement." However, we note that the agreement filed as Exhibit 6.4 is a term sheet that states that the parties intend to enter into a licensing agreement.

The Company has entered into a five year marketing and license agreement with Tokata Oil Recovery, Inc. We have filed a copy of this agreement as an Exhibit to the Offering Circular.

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Distribution

Pricing of the Offering, page 25

2. You disclose that your offering will be conducted on a best efforts basis by your officers upon reliance on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. However, your disclosure on page 25 states that the initial public offering price was determined by negotiation between you and the underwriter. In addition, you disclose on the cover page that you will offer the common stock "primarily through an online platform." However, such platform is not described elsewhere in your offering statement. Please explain or reconcile these apparent inconsistencies.

The Company will not be using an underwriter for this transaction. All references to a transaction underwriter have been removed. All references to an “online platform" have been removed.

Business

Oil Recovery System, page 32

3. You state that the Tokata oil recovery process “has been successfully utilized by the Licensor for several years.” Expand your disclosure to clarify the total number of wells in which the Tokata Process Technology was successfully applied.

We have added the following to the Offering Circular:

The Tokata Oil Extraction Technology has been successfully utilized on eleven wells. In Hominy, OK, Tokata tested and operated a TORS™ unit system on one well from approximately 2002 through 2005. Tokata established that a TORS™ unit system in a water flood field measured against six other artificial lift wells increased the test well production over nine months until it produced fifty percent (50%) more than any of the other wells pumped by jack pumps. In some instances, the test well produced as many as 17 barrels a day of oil daily.

In Eastland County, Texas, Tokata has tested and operated a TORS™ unit system on one well from approximately 2006 to 2007. Tokata found that the TORS™ well produced up to eight barrels a day in a chalk geological formation.

In 2008, in Coweta, OK, Tokata tested and operated a TORS™ unit system on one well where it determined that the TORS™ system could achieve commercial production (greater than 3 barrels per day) and produce at a new depth of 1700 feet. Tokata also established that the TORS™ unit system could work in a limited, older infrastructure to safely produce oil. It was noted that a TORS™ unit system could potentially work in approximately 200,000 “stripper” wells in the United States that have been produced with both primary and tertiary production in the United States.

In another location in Coweta, OK, a TORS™ unit system was tested and operated on five wells. Tokata found that the TORS™ system does marginally well (1 to 3 barrels of oil per day) in a limestone formation. The testing in the limestone formation occurred from 2010 to 2012.

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In Glenpool, OK, a TORS™ unit system was tested and operated on two wells. Tokata found that by adjusting varied fluid levels from a high water flood field, and by inserting the TORS™ system closer to the original perforations, Tokata could reach commercial results (greater than 3 barrels per day) quickly. This testing occurred from 2012 to 2014.

At the Kelly 1 oil lease, in Chelsea OK, Tokata has operated a TORS™ unit system from 2016 to the present. This is a small field with no other artificial lift mechanisms anywhere on the lease.

4. You disclose that your target customer is one in which its oil wells have experienced reduced oil production. You additionally disclose that these wells started their productive life producing much greater volumes using natural pressure, but over time, the natural pressure has decreased and oil production has dropped. If the referenced costs savings achieved by the application of the Tokata Process Technology is limited by the historical producing characteristics of the target reservoir, revise your disclosure accordingly or tell us why a revision is not needed. For example, address whether the referenced cost savings can be similarly achieved in 1) reservoirs whose primary recovery mechanism was strong water drive and that have historically produced significant amounts of water that ultimately resulted in the decline in their crude oil production as well as 2) reservoirs whose primary recovery mechanism was pressure depletion that ultimately resulted in the decline in their crude oil production without having historically produced significant amounts of water.

We have added the following to the Offering Circular:

The Tokata Oil Recovery System (TORS™) is not a pressure driven system. The natural pressure in an oil field declines over time which is the reason for declining production curves. The higher the initial pressure the steeper the declining curve. The TORS™ system is perfect for oil fields that have reached the marginal production/stripper stage of their lives. The TORS™ system’s proprietary technology is not based upon or affected by the historical pressure or production profile of the subject oilfield. Tokata calibrates each well using the Tokata Oil Recovery System™ to find a sustainable production level.

Any oilfield that can be classified as a stripper or marginal producing field (less than 10 BOPB) is a potential candidate for the TORS™ system. The referenced cost savings can be achieved in almost any stripper field. TORS™ proprietary technology is naturally hydrophobic. TORS™ draws oil to the wellbore and leaves water behind. Whether the oilfield was a water heavy producer, or water driven field, or if it was primarily pressure driven recovery with little or no water production is of no consequence to the TORS™ system. Since TORS™ is not a pressure driven artificial lift mechanism, the Tokata system does not pull the water from the strata below up into the oil bearing strata. The Tokata system produces the oil in the oil bearing strata, leaving the water in situ.

Statement of Stockholders’ Deficit, page F-52

5. It does not appear that you have presented a statement of stockholders’ deficit for each of the two fiscal years preceding the date of your most recent balance sheet. Revise your presentation accordingly. Refer to section (b)(4) of Part F/S of Form 1-A.

We have revised our financial statements.

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Exhibits

6. Please file copies of your promissory note and security agreement with Arowana in the original principal amount of $1.6 million, and each of your four promissory notes arising from the acquisition of Bayou Road Investments in the aggregate principal amount of $350,000 as exhibits to your offering statement or tell us why you believe you are not required to do so. Refer to Item 17 of Part III of Form 1-A.

We have attached the requested promissory notes.

General

7. We note that the offering statement has not been signed by a majority of the members of your board of directors, as required by Form 1-A. Please revise.

We have had all members of the board of directors execute the Offering Circular.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

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